P.E. 1/31/02

02014874

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MONTH OF JANUARY 2002

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ____________

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

AstraZeneca PLC
Fourth Quarter and Full Year Results 2001

"Earnings per share up 11 percent. Strong portfolio to drive transformation at AstraZeneca."

Financial Highlights (before Exceptional Items)

Group (Continuing operations*)	4th Quarter 2001 $m	4th Quarter 2000* $m	Constant Currency %	Full Year 2001 $m	Full Year 2000* $m	Constant Currency %
Sales	4,440	4,144	+8	16,480	15,804	+8
Operating Profit	1,090	971	+12	4,156	3,984	+6
Profit before Tax	1,102	1,034	+12	4,269	4,110	+7
Earnings per Share						
Group	$0.47	$0.42	+18	$1.77	$1.64	+11
Group (Statutory FRS3)	$0.43	$0.19		$1.69	$1.44	

** Excluding Agrochemicals from prior period except for statutory FRS3 EPS*

All narrative in this section refers to growth rates at constant exchange rates (CER)

- Nexium™ achieves full year sales of $580 million. Nexium™ share of new prescriptions in US PPI market up to 16.3 percent in December.
- Outside of GI, sales for the full year up 12 percent, and up 16 percent in the fourth quarter. Strong growth in Respiratory, Oncology, and CNS product ranges.
- Symbicort™ achieves rapid market penetration, with sales in fourth quarter reaching $49 million; rollout in Europe continues.
- Casodex™ sNDA for the treatment of Early Prostate Cancer was submitted to US FDA on 20 December.
- Iressa™ clinical data package submitted to US FDA on 28 December, supporting Iressa™ as monotherapy treatment of advanced non-small cell lung cancer in patients who have failed previous chemotherapy regimens.
- Positive trial results for Arimidex™ as adjuvant treatment of early breast cancer presented in December. US FDA grants Fast Track status to the planned sNDA for this indication.
- Board extends share buyback programme by an additional $2 billion.

Tom McKillop, Chief Executive, said: "Investments in R&D and strengthening of our sales and marketing capabilities have positioned AstraZeneca to realise the full value of our promising pipeline. Sales momentum from existing growth products, recent launches of Nexium™ and Symbicort™, and the launches of Faslodex™, Iressa™, and Crestor™ planned for this year will drive the transformation of our portfolio over the next two years."

London, 31 January 2002

Media Enquiries:	Steve Brown/Emily Denney (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertalje)	(8) 553 26107
	Rachel Bloom (Wilmington)	(302) 886 7858
Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Staffan Ternby (Södertalje)	(8) 553 26107
	Ed Seage (Wilmington)	(302) 886 4065
	Jörgen Winroth (Wayne)	(609) 896 4148

Photographs of the AstraZeneca annual results conference are available from newscast at www.newscast.co.uk from 1pm (UK time) today.

Business Highlights *All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.*

For the full year, sales increased by 8 percent, and operating profits by 6 percent. The strength of the US dollar reduced reported sales and profits by 4 percent and 2 percent respectively. Earnings per share (before exceptional items) grew by 11 percent to $1.77. The Board has recommended a second interim dividend of $0.47 (33.2 pence, SEK 5.01) which will be paid on 8 April 2002.

In the fourth quarter sales increased by 8 percent, and operating profits by 12 percent. Exchange rates reduced reported sales by 1 percent, but had no impact on operating profits. Earnings per share (before exceptional items) grew by 18 percent to $0.47.

GI franchise sales were up 2 percent for the year. Losec™ sales outside the US grew by 4 percent. In the US, total prescriptions for Prilosec™ trended lower (down around 6 percent), and with reduced trade inventories US Prilosec™ sales were down by 13 percent for the full year. Nexium™ continued its strong performance, with sales for the year reaching $580 million, including $456 million in the US. Over four million prescriptions were written for Nexium™ in the US alone in 2001. Sales outside of the US progressed well in the fourth quarter, to $47 million, bringing the full year total to $124 million.

Outside of GI, sales growth for the full year was 12 percent. Growth in the Respiratory product range (up 17 percent) was fuelled by the continued growth of Pulmicort™ Respules™ in the US and the excellent launch performance of Symbicort™ in its European roll out. Oncology products were up by 16 percent on the year. Seroquel™ (up 67 percent) and Zomig™ (up 20 percent) led the CNS product range to a 48 percent increase.

Other developments in the fourth quarter included the submission of the sNDA for Casodex™ in the treatment of early prostate cancer to the US FDA on 20 December, followed on 28 December by the submission of the clinical data package for Iressa™ in the treatment of advanced non-small cell lung cancer refractory to previous therapy. Also in December, new data were presented demonstrating that Arimidex™ is significantly more effective, and has important tolerability benefits, compared with tamoxifen as adjuvant treatment in post menopausal women with early breast cancer. Regulatory submissions for this new indication will be made in the US and Europe in the first quarter of 2002, and the US FDA has granted the application fast track status.

Future Prospects *All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.*

Investment in Research and Development over the past few years and more recent strengthening of our sales and marketing capability have positioned the company to realise the full potential of its promising pipeline.

Over the next two years, continued execution of our transformation strategy could result in offsetting the sales potentially lost to generic competition with incremental sales from three groups of products: the established growth products, the recently launched Nexium™ and Symbicort™, as well as from the anticipated launches of Faslodex™ in the first half of this year, Iressa™ and Crestor™ in the second half, and Exanta™ in 2003.

The short-term outlook for sales and profits is clearly sensitive to product approvals and launch timings, as well as assumptions regarding the timing of generic competition for some mature products. Forecasting with so many variables is challenging, and a wide range of outcomes is possible. The company believes in the strength of the intellectual property relating to Prilosec™, however we cannot preclude the possibility that generic omeprazole could enter the US market as early as the second quarter. Even on this timing, and also assuming a rate of sales erosion comparable to fluoxetine, financial modelling suggests sales for 2002 could be broadly flat. On flat sales, earnings could be around the middle of the range of current market expectations, which lie between $1.51 and $1.66 per share.

When the transformation of the portfolio is complete AstraZeneca will be well positioned for a period of accelerating sales and earnings growth, which should result in top tier financial performance in the pharmaceutical sector.

Disclosure Notice: The preceding forward looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth. These include, but are not limited to: the timing of the launch of generic omeprazole in the US, the successful registration and launch of new products (in particular Nexium™ and Crestor™), continued growth of currently marketed products, the growth in costs and expenses, the amount of net interest income earned on the Group's cash balances, exchange rate fluctuations, and further improvements in the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC's Securities and Exchange Commission filings, including the 2000 annual report on Form 20-F.

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER).

Gastrointestinal

	Fourth Quarter		CER %	Full Year		CER %
	2001	2000		2001	2000	
Losec™/Prilosec™	1,397	1,728	-19	5,684	6,260	-7
Nexium™	285	13	n/m	580	17	n/m
Total	1,696	1,752	-3	6,308	6,322	+2

- Nexium™ sales for the quarter totalled $285 million, including $238 million in the US. Nexium™ share of new prescriptions in the US PPI market now stands at 16.3 percent for the month of December, up another 3 points in the quarter. Over 4 million prescriptions have been written for Nexium™ in the US since its introduction in March 2001, leading to an increase of over 2 million total prescriptions for AstraZeneca's PPI franchise (including Prilosec™) compared to 2000.

- Nexium™ sales outside of the US reached $124 million for the full year. The product has now been launched in 38 countries, with another 49 planned for 2002, including France, Italy, and Belgium. Nexium™ share of the PPI segment in all major launch markets (including the US) was 10 percent by value in November, exceeding both pantoprazole and rabeprazole to become the third largest PPI by value.

- Sales of Losec™ in markets outside of the US were up by 4 percent for the year. Performance was notably strong in France (up 17 percent) and Italy (up 45 percent), two large European markets which have yet to launch Nexium™. In Japan, the long-term treatment indication and the launch of the 10 mg tablet resulted in an 85 percent increase in sales for the year.

- In the US, Prilosec™ sales were down 13 percent for the full year, more than the modest 6 percent decline in total prescriptions. This difference is largely attributable to reduced inventory levels at the end of the year compared to the fourth quarter last year when wholesalers increased stocks ahead of an anticipated price increase.

- The Prilosec™ patent infringement cases against four generic companies continue to be heard in the US District Court in New York.

- Entocort™ EC was launched in the US on 19 November for the treatment of active mild to moderate Crohn's disease.

Cardiovascular

	Fourth Quarter		CER %	Full Year		CER %
	2001	2000		2001	2000	
Zestril™	265	228	+15	1,097	1,188	-6
Atacand™	125	97	+27	414	293	+46
Seloken™ / Toprol-XL™	168	172	-3	722	577	+28
Plendil™	139	127	+10	471	480	+2
Total	916	842	+9	3,537	3,477	+6

- The underlying prescription demand for Zestril™ in the US (up 5 percent) remained steady throughout 2001. The uneven phasing of wholesaler shipments, as well as higher rebates on performance-based contracts contributed to the reported 6 percent decline in worldwide sales for the year.

- Seloken™ sales growth was driven by the continued strong performance of Toprol-XL™ in the US. Prescriptions for Toprol-XL™ were up 32 percent, aided by the new indication for congestive heart failure launched earlier in the year. Reported sales had been running well above prescription demand throughout 2001, so the unfavourable fourth quarter comparison brought reported sales in the US for the full year (up 47 percent) more in line with the prescription trend.

- Atacand™ continues to perform well across all major markets. Sales outside of the US grew by 58 percent. Reported sales in the US for the year (up 29 percent) were below the strong 47 percent growth in total prescriptions.

Respiratory

	Fourth Quarter		CER %	Full Year		CER %
	2001	2000		2001	2000	
Pulmicort™	205	193	+4	775	705	+14
Accolate™	31	21	+48	146	152	-2
Rhinocort™	75	56	+34	269	221	+25
Oxis™	33	32	-	127	116	+15
Symbicort™	49	-	n/m	83	-	n/m
Total	433	348	+23	1,556	1,372	+17

- As a result of the strong performance of Pulmicort™ Respules™, total Pulmicort™ sales were up 80 percent in the US market, more than offsetting the 4 percent decline outside the US.

- Rhinocort™ Aqua increased its share of the aqueous intranasal steroid segment of the rhinitis market in the US to 11.6 percent in December, up from 6.8 percent a year ago; it is the driver behind the growth of Rhinocort™ worldwide.

- Symbicort™ has now been launched in the major markets in Europe, and 23 countries in total. Rapid market penetration has been achieved in many of these markets in a matter of weeks after launch; prospects for further growth will be enhanced by regulatory submissions for COPD in the European Union in the first quarter of 2002.

Oncology

	Fourth Quarter		CER %	Full Year		CER %
	2001	2000		2001	2000	
Casodex™	176	119	+50	569	433	+37
Arimidex™	52	39	+33	191	156	+27
Nolvadex™	184	171	+9	630	576	+12
Zoladex™	209	181	+17	728	734	+5
Total	627	518	+23	2,146	1,929	+16

- *Casodex™ is the world's leading anti-androgen for the treatment of prostate cancer.* Strong growth was reported in all major markets. Sales for the full year increased 27 percent in the US, 43 percent in Europe, and 56 percent in Japan. Approvals for the use of Casodex™ 150 mg tablets for the treatment of early stage prostate cancer have been granted in 11 markets to date; the sNDA for this important new indication was submitted to the FDA on 20 December.

- Arimidex™ remains the leading product in the aromatase inhibitor market for breast cancer treatment. Sales in the US for the full year were up 15 percent, broadly in line with the trend in total prescriptions. Sales outside the US grew by 34 percent, on good growth in Europe (up 17 percent) and excellent performance in Japan since its launch in February.

- The positive results of the ATAC (Arimidex™, Tamoxifen, Alone or in Combination) study were first presented in December, which showed that Arimidex™ is significantly more effective and has important tolerability benefits compared with the current gold standard, tamoxifen, as an adjuvant treatment in postmenopausal women with early breast cancer. The US FDA has granted "fast track" status for the supplementary license application for this new indication. Regulatory submissions will also be made in Europe in the first quarter 2002.

CNS

	Fourth Quarter		CER %	Full Year		CER %
	2001	2000		2001	2000	
Seroquel™	174	131	+34	700	424	+67
Zomig™	68	59	+15	277	237	+20
Total	248	190	+32	999	685	+48

- Seroquel™ sales for the quarter (up 34 percent) were up against a strong prior year comparison in the US. For the full year, sales in the US were up 51 percent, in line with the strong growth in prescriptions. Market share in the US is now 16 percent of new prescriptions. With the successful launch in Japan, and continued growth in Europe, sales outside the US grew to $132 million for the year.

- Sales of Zomig™ increased by 20 percent. The August launch in Japan and good growth in Europe, particularly for Zomig™ Rapimelt™, were the key contributors. In the US, Zomig™ share of new prescriptions increased to 15.6 percent, aided somewhat by the launch of Zomig™ ZMT 2.5 mg. The 5 mg tablet of Zomig™ is the lead strength in the US market, and the Zomig™ ZMT 5mg tablet was launched there in October.

Pain, Infection and Other Pharma

	Fourth Quarter		CER %	Full Year		CER %
	2001	2000		2001	2000	
Merrem™	65	48	+37	227	170	+40
Diprivan™	136	114	+20	465	507	-4
Xylocaine™	57	63	-7	212	238	-5
Marcaine™	26	25	+4	87	92	-
Total	408	398	+8	1,511	1,623	-

- For Merrem™, good growth in Europe (up 21 percent for the year) and continued market share gains in the US led to strong growth for the quarter and the full year.

Geographic Sales

	Fourth Quarter		CER %	Full Year		CER %
	2001	2000		2001	2000	
USA	2,275	2,177	+5	8,700	8,153	+7
Europe	1,451	1,293	+8	5,270	5,166	+8
Japan	260	244	+16	851	825	+16
RoW	454	430	+18	1,659	1,660	+9

- Sales growth in the US featured the very successful launch of Nexium™, which generated $456 million in just nine months on the market. Excluding sales of Prilosec™, sales growth was a robust 28 percent for the full year, with strong showings for Seroquel™, Toprol-XL™, and Pulmicort™.

- Good double digit growth in France and Italy drove performance in Europe. Product highlights in the region include the launches of Nexium™ and Symbicort™, as well as good growth in Atacand™, Casodex™ and Seroquel™.

- Strong growth in Losec™ (up 85 percent) and Casodex™ (up 56 percent) and the launches of Seroquel™, Arimidex™, and Zomig™ fuelled the excellent results in Japan.

Operating Profit

Operating profit before exceptional items grew by 12 percent to $1,090 million in the quarter and by 6 percent to $4,156 million for the year.

There was no currency impact on profits in the fourth quarter due to the Euro being at similar levels to the dollar as in the fourth quarter 2000. For the full year, currency reduced operating profits by 2%. The adverse effect of the Euro was partially offset by a favourable impact from our Pounds Sterling and Swedish Krona cost base. For 2002, if current spot rates stay constant for the remainder of the year, we would estimate a 2-3% adverse impact on sales with a lower impact on earnings per share.

Operating margin for the year of 25.2% was unchanged from 2000. Cost of Sales as a percent of sales was broadly similar to that of 2000 (excluding the effect of a reclassification of distribution costs). Research & Development costs at $2.7 billion were 16.3 percent of sales. Increases in R&D expenditure to support the megabrand launches were offset by currency benefits, particularly from the Swedish R&D sites. Selling costs increased as a result of the new product launches and field force expansion in the US whilst G&A costs continue to be tightly controlled. Other operating income increased to $368 million for the full year (2.2% of sales); including $64 million in the fourth quarter.

Synergy benefits of $1 billion were realised in 2001. A final exceptional charge of $202 million was taken in 2001 bringing the total programme charge to $1,388 million. Whilst the integration and synergy programme from the merger is now largely complete, AstraZeneca continues to identify areas for further significant improvement to enable the business to function fast and effectively.

Interest

The Group recorded net interest and dividend income of $113 million for the full year. Net interest income for the fourth quarter of $12 million reflects the impact of lower US interest rates as well as $14 million of exchange losses. The drop from the fourth quarter of 2000 was due to exchange gains in 2000 of $46 million.

Taxation

Excluding exceptional items, the effective tax rate for 2001 was 27% compared with 29% for 2000.

Cash Flow

In 2001 cash generated from operating activities before exceptional items amounted to $4.1 billion, and cash from net interest income amounted to $0.2 billion. This was applied to exceptional outflows of $0.4 billion, net capital expenditure and financial investment of $1.6 billion, tax payments of $0.8 billion, and dividends of $1.2 billion. Net cash inflow before management of liquid resources was $0.3 billion. After share buy-backs less issues of $1.0 billion, the outflow in net cash funds was $0.7 billion.

At 31 December 2001 the Group had net cash funds of $2.9 billion.

Share Repurchase Programme

During the quarter, 6.75 million Ordinary Shares were re-purchased (nominal value $0.25 each) for cancellation, bringing the total for the year to 23.5 million at a total cost of $1,080 million.

The total number of shares re-purchased for cancellation since the start of the programme in December 1999 now stands at 37.2 million at an aggregate cost of $1,616 million. The total number of shares in issue (as at 31 December 2001) is 1,745 million.

The share buy-back programme will continue to form an integral part of the Company's financial management programme and the Board has decided to extend the buy-back programme by an additional $2 billion to be completed by the end of 2003.

Upcoming Milestones and Key Events

First Quarter	Arimidex™ adjuvant treatment regulatory submissions
First Quarter	Symbicort™ COPD regulatory submissions in Europe
25 April	First Quarter Results and Annual General Meeting

Tom McKillop
Chief Executive

Consolidated Profit & Loss Account For Continuing Operations

For the **year ended** 31 December	2001 $m	2000 $m
Sales	16,480	15,804
Cost of sales	(4,456)	(4,181)
Distribution costs	(122)	(210)
Research and development	(2,687)	(2,620)
Selling, general and administrative expenses	(5,427)	(5,032)
Other operating income	368	223
Operating profit before exceptional items	4,156	3,984
Exceptional items charged to operating profit	(202)	(322)
Operating profit	3,954	3,662
Share of joint ventures' and associates' operating profits	-	(149)
Profit on sale of fixed assets	10	-
Net interest and dividend income	113	138
Profit on ordinary activities before taxation	4,077	3,651
Profit before taxation before exceptional items	4,269	4,110
Exceptional items charged to profit before taxation	(192)	(459)
Taxation	(1,099)	(1,114)
Profit on ordinary activities after taxation	2,978	2,537
Attributable to minorities	(11)	(9)
Net profit for the year	2,967	2,528
Dividends to Shareholders	(1,225)	(1,236)
Earnings per Ordinary Share before exceptional items	$1.77	$1.64
Earnings per Ordinary Share	$1.69	$1.43
Diluted earnings per Ordinary Share	$1.69	$1.43
Weighted average number of Ordinary Shares in issue (millions)	1,758	1,768
Diluted average number of Ordinary Shares in issue (millions)	1,761	1,770

Consolidated Profit & Loss Account For Continuing Operations

For the **quarter** ended 31 December	*2001* $m	*2000* $m
Sales	4,440	4,144
Cost of sales	(1,206)	(1,136)
Distribution costs	(33)	(42)
Research and development	(732)	(778)
Selling, general and administrative expenses	(1,443)	(1,317)
Other operating income	64	100
Operating profit before exceptional items	1,090	971
Exceptional items charged to operating profit	(76)	(100)
Operating profit	1,014	871
Share of joint ventures' and associates' operating profits	-	(156)
Profit on sale of fixed assets	-	-
Net interest and dividend income	12	82
Profit on ordinary activities before taxation	1,026	797
Profit before taxation before exceptional items	1,102	1,034
Exceptional items charged to profit before taxation	(76)	(237)
Taxation	(263)	(265)
Profit on ordinary activities after taxation	763	532
Attributable to minorities	(4)	1
Net profit for the period	759	533
Dividends to Shareholders	(820)	(830)
Earnings per Ordinary Share before exceptional items	$0.47	$0.42
Earnings per Ordinary Share	$0.43	$0.30
Diluted earnings per Ordinary Share	$0.43	$0.30
Weighted average number of Ordinary Shares in issue (millions)	1,750	1,766
Diluted average number of Ordinary Shares in issue (millions)	1,752	1,768

Consolidated Balance Sheet

At 31 December	2001 $m	2000 $m
Fixed assets		
Tangible fixed assets	5,409	4,957
Goodwill and intangible assets	2,700	2,951
Fixed asset investments	23	11
	8,132	7,919
Current assets		
Stocks	2,402	2,105
Debtors	3,628	3,960
Cash and short-term investments	3,823	4,450
	9,853	10,515
Total assets	17,985	18,434
Creditors due within one year		
Short-term borrowings and current instalments of loans	(321)	(214)
Other creditors	(6,159)	(6,683)
	(6,480)	(6,897)
Net current assets	3,373	3,618
Total assets less current liabilities	11,505	11,537
Creditors due after more than one year		
Loans	(635)	(631)
Other creditors	(152)	(296)
Provisions for liabilities and charges	(896)	(1,068)
	(1,683)	(1,995)
Net assets	9,822	9,542
Capital and reserves		
Shareholders' funds – equity interests	9,786	9,521
Minority equity interests	36	21
Shareholders' funds and minority interests	9,822	9,542

Statement of Total Recognised Gains and Losses

For the year ended 31 December	2001 $m	2000 $m
Net profit for the financial year	2,967	2,538
Exchange adjustments on net assets	(495)	(1,038)
Translation differences on foreign currency borrowings	18	154
Tax on translation differences on foreign currency borrowings	(6)	(42)
Total recognised gains and losses for the financial year	2,484	1,612

Consolidated Cash Flow Statement

For the year ended 31 December	2001 $m	Continuing Operations 2000 $m	Total 2000 $m
Cash flow from operating activities			
Operating profit before exceptional items	4,156	3,986	4,330
Depreciation and amortisation	860	870	988
Increase in working capital	(1,006)	(429)	(340)
Other non-cash movements	120	(84)	14
Net cash inflow from operating activities before exceptional items	4,130	4,343	4,992
Outflow related to exceptional items	(368)	(731)	(809)
Net cash inflow from operating activities	3,762	3,612	4,183
Returns on investments and servicing of finance	156	19	19
Tax paid	(792)	(497)	(648)
Capital expenditure and financial investment	(1,543)	(1,277)	(1,426)
Acquisitions and disposals	(44)	604	(169)
Net repayment of debt by Zeneca Agrochemicals	-	-	909
Equity dividends paid to Shareholders	(1,236)	(1,220)	(1,220)
Net cash inflow before management of liquid resources and financing	303	1,241	1,648
Management of liquid resources			
Movement in short-term investments and fixed deposits (net)	260	(608)	(608)
Financing	(959)	(400)	(400)
(Decrease)/increase in cash in the year	(396)	233	640

Reconciliation of Cash Flow to Net Cash Funds

For the year ended 31 December	2001 $m	Total 2000 $m
Net funds at 1 January	3,605	2,169
Net cash flows before management of liquid resources and financing	303	1,648
Net cash flows from share issues and repurchases	(994)	(334)
Acquisitions and disposals	-	127
Other non cash changes	-	48
Exchange	(47)	(53)
Net funds at 31 December	2,867	3,605

Notes to the Preliminary Announcement

1 **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

The results for the year ended 31 December 2001 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC's 2000 Annual Report and Form 20-F. In 2001, the continued standardisation of accounting treatments across AstraZeneca has led certain subsidiaries to classify as cost of sales some elements of expense recorded as distribution costs in previous periods. The effect of this change in the year to 31 December 2001 is to reclassify approximately $120m of costs. Previous periods have not been restated.

Continuing operations comprises the ongoing business of AstraZeneca and the Comparative Profit and Loss Account figures for 2000 exclude the results of the Agrochemicals business which was demerged on 13 November 2000. The full comparative Profit and Loss Account for 2000 is detailed in Note 2 below.

The results for the year ended 2001 presented in this preliminary announcement are extracted from, and are consistent with, those in the Group's audited financial statements for the year ended 31 December 2001 and those financial statements will be delivered to the Registrar of Companies following the Company's annual general meeting. The information in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2000 have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2 **CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2000**

	Continuing Operations $m	Discontinued Operations $m	Total $m
Sales	15,804	2,299	18,103
Cost of sales	(4,181)	(1,299)	(5,480)
Distribution costs	(210)	(76)	(286)
Research and development	(2,620)	(222)	(2,842)
Selling, general and administrative expenses	(5,032)	(399)	(5,431)
Other operating income	223	43	266
Operating profit before exceptional items	3,984	346	4,330
Exceptional items charged to operating profit	(322)	-	(322)
Operating profit	3,662	346	4,008
Share of joint ventures' and associates' operating losses	(149)	-	(149)
Profits less losses on sale, closure or demerger of operations	-	(150)	(150)
Net interest and dividend income	138	-	138
Profit on ordinary activities before taxation	3,651	196	3,847
Taxation	(1,114)	(185)	(1,299)
Profit on ordinary activities after taxation	2,537	11	2,548
Attributable to minorities	(9)	(1)	(10)
Net profit for the year	2,528	10	2,538
Dividends to Shareholders			(2,905)
Loss retained for the year			(367)
Earnings per Ordinary Share before exceptional items	$1.64	$0.12	$1.76
Earnings per Ordinary Share	$1.43	$0.01	$1.44
Diluted earnings per Ordinary Share	$1.43	$0.01	$1.44

3 JOINT VENTURES AND ASSOCIATES

The Group's share of joint ventures' sales for the year ended 31 December 2001 amounted to $183m and $195m for the comparative period. Share of joint ventures' operating profits for the year ended 31 December 2001 amounted to nil, and for the comparative period $(149)m. The 2000 results reflect operational losses of $12m, together with an exceptional charge of $88m to provide for impairment of the 50% interest in the seed company Advanta, and write off of related goodwill which had previously been taken to reserves.

4 ANALYSIS OF EXCEPTIONAL ITEMS CHARGED TO OPERATING PROFIT

The following are the components of the exceptional charges to operating profits from continuing operations which relate to the integration and synergy programme commenced after the AstraZeneca merger:

For the year ended 31 December	2001 $m	2000 $m
Cost of sales	34	11
Research and development	86	51
Selling, general and administrative expenses	82	260
Total exceptional items charged to operating profit	202	322

5 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December	2001 $m	2000 $m
Shareholders' funds at beginning of year	9,521	10,302
Net profit for the period - from continuing operations	2,967	2,528
- from discontinued operations	-	10
Dividends to Shareholders	(1,225)	(2,905)
	1,742	(367)
Issue of AstraZeneca PLC Ordinary Shares	86	19
Repurchase of AstraZeneca PLC Ordinary Shares	(1,080)	(353)
Goodwill written back	-	862
Foreign currency adjustment	(483)	(926)
Minority interest buy out	-	(8)
Other movements	-	(8)
Net addition to Shareholders' funds	265	(781)
Shareholders' funds at end of year	9,786	9,521

6 NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

	At 31 Dec 2000 $m	Cash flow $m	Other non-cash $m	Exchange movements $m	At 31 Dec 2001 $m
Loans due after 1 year	(631)	(11)	8	(1)	(635)
Current instalments of loans	(88)	(17)	(8)	6	(107)
Total loans	(719)	(28)	-	5	(742)
Short-term investments	3,429	(260)	-	(51)	3,118
Cash	1,021	(299)	-	(17)	705
Overdrafts	(113)	(97)	-	15	(195)
Short-term borrowings, excluding overdrafts	(13)	(7)	-	1	(19)
	4,324	(663)	-	(52)	3,609
Net cash funds	3,605	(691)	-	(47)	2,867
Issue of AstraZeneca PLC Ordinary Shares		(86)			
Repurchase of AstraZeneca PLC Ordinary Shares		1,080			
Net cash inflow before management of liquid resources and financing		303			

7 YEAR END PRODUCT SALES ANALYSIS

	World				US	
	2001 $m	2000 $m	Actual Growth %	Constant Currency Growth %	2001 $m	Actual Growth %
Gastrointestinal:						
Losec	5,684	6,260	(9)	(7)	3,694	(13)
Nexium	580	17	n/m	n/m	456	n/m
Others	44	45	(2)	7	3	n/m
Total Gastrointestinal	6,308	6,322	-	2	4,153	(2)
Cardiovascular:						
Zestril	1,097	1,188	(8)	(6)	642	(7)
Seloken	722	577	25	28	440	47
Plendil	471	480	(2)	2	203	6
Atacand	414	293	41	46	154	29
Tenormin	404	471	(14)	(7)	53	(21)
Imdur	86	94	(9)	(3)	10	(29)
Others	343	374	(8)	(3)	62	(3)
Total Cardiovascular	3,537	3,477	2	6	1,564	8
Respiratory:						
Pulmicort	775	705	10	14	276	80
Rhinocort	269	221	22	25	181	38
Accolate	146	152	(4)	(2)	102	(16)
Oxis	127	116	9	15	-	-
Bricanyl	107	125	(14)	(8)	-	-
Symbicort	83	-	n/m	n/m	-	-
Others	49	53	(8)	1	-	-
Total Respiratory	1,556	1,372	13	17	559	38
Oncology:						
Zoladex	728	734	(1)	5	207	9
Nolvadex	630	576	9	12	474	18
Casodex	569	433	31	37	241	27
Arimidex	191	156	22	27	61	15
Others	28	30	(7)	3	-	-
Total Oncology	2,146	1,929	11	16	983	18
CNS:						
Seroquel	700	424	65	67	568	51
Zomig	277	237	17	20	151	6
Others	22	24	(8)	(8)	6	(45)
Total CNS	999	685	46	48	725	37

7 YEAR END PRODUCT SALES ANALYSIS (CONTINUED)

	World				US	
	2001 $m	2000 $m	Actual Growth %	Constant Currency Growth %	2001 $m	Actual Growth %
Pain, Infection and Other Pharma:						
Diprivan	465	507	(8)	(4)	217	(4)
Merrem	227	170	34	40	54	135
Xylocaine	212	238	(11)	(5)	59	(6)
Marcaine	87	92	(5)	-	31	(3)
Naropin	62	53	17	23	14	-
Other Pharma Products	458	563	(19)	(9)	139	(14)
Total Pain, Infection and Other Pharma	1,511	1,623	(7)	-	514	(1)
Salick Health Care	194	176	10	10	194	10
Astra Tech	126	114	11	19	8	60
Marlow Foods	103	90	14	22	-	-
Other	-	16	n/m	n/m	-	-
Total	16,480	15,804	4	8	8,700	7

n/m not meaningful

8 FOURTH QUARTER PRODUCT SALES ANALYSIS

	World				US	
	4th Quarter 2001 $m	4th Quarter 2000 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2001 $m	Actual Growth %
Gastrointestinal:						
Losec	1,397	1,728	(19)	(19)	848	(30)
Nexium	285	13	n/m	n/m	238	n/m
Others	14	11	27	36	3	n/m
Total Gastrointestinal	1,696	1,752	(3)	(3)	1,089	(10)
Cardiovascular:						
Zestril	265	228	16	15	148	42
Seloken	168	172	(2)	(3)	90	(10)
Plendil	139	127	9	10	69	21
Atacand	125	97	29	27	49	7
Tenormin	104	108	(4)	(1)	10	100
Imdur	22	21	5	5	2	(33)
Others	93	89	4	2	23	77
Total Cardiovascular	916	842	9	9	391	19

8 FOURTH QUARTER PRODUCT SALES ANALYSIS (CONTINUED)

	World				US	
	4th Quarter 2001 $m	4th Quarter 2000 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2001 $m	Actual Growth %
Respiratory:						
Pulmicort	205	193	6	4	76	29
Rhinocort	75	56	34	34	54	50
Accolate	31	21	48	48	19	46
Oxis	33	32	3	-	-	-
Bricanyl	27	31	(13)	(13)	-	-
Symbicort	49	-	n/m	n/m	-	-
Others	13	15	(13)	(6)	-	-
Total Respiratory	433	348	24	23	149	38
Oncology:						
Zoladex	209	181	15	17	53	66
Nolvadex	184	171	8	9	139	12
Casodex	176	119	48	50	73	62
Arimidex	52	39	33	33	13	8
Others	6	8	(25)	(12)	-	-
Total Oncology	627	518	21	23	278	31
CNS:						
Seroquel	174	131	33	34	130	15
Zomig	68	59	15	15	33	3
Others	6	-	n/m	n/m	1	n/m
Total CNS	248	190	31	32	164	13
Pain, Infection and Other Pharma:						
Diprivan	136	114	19	20	69	57
Merrem	65	48	35	37	17	42
Xylocaine	57	63	(10)	(7)	19	6
Marcaine	26	25	4	4	12	20
Naropin	19	14	36	36	5	25
Other Pharma Products	105	134	(22)	(9)	29	(34)
Total Pain, Infection and Other Pharma	408	398	3	8	151	14
Salick Health Care	50	41	22	22	50	22
Astra Tech	36	29	24	24	3	50
Marlow Foods	26	22	18	22	-	-
Other	-	4	n/m	n/m	-	-
Total	4,440	4,144	7	8	2,275	5

n/m not meaningful

9 FULL YEAR TERRITORIAL SALES ANALYSIS

	2001 $m	2000 $m	% Growth Actual	% Growth Constant Currency
USA	8,700	8,153	7	7
Japan	851	825	3	16
France	967	886	9	15
Germany	693	699	(1)	4
Italy	638	555	15	21
Sweden	263	318	(17)	(4)
UK	777	820	(5)	1
Rest of World	3,591	3,548	1	8
Total	16,480	15,804	4	8

10 FOURTH QUARTER TERRITORIAL SALES ANALYSIS

	4th Quarter 2001 $m	4th Quarter 2000 $m	% Growth Actual	% Growth Constant Currency
USA	2,275	2,177	5	5
Japan	260	244	7	16
France	266	224	19	13
Germany	182	171	6	-
Italy	181	138	31	24
Sweden	64	76	(16)	(7)
UK	226	217	4	3
Rest of World	986	897	10	13
Total	4,440	4,144	7	8

Convenience Translation of Key Financial Information

For the three months ended 31 December	2001 $m	2000* $m	2001 £m	2000* £m	2001 SEKm	2000* SEKm
Total Sales	4,440	4,265	3,062	2,941	46,806	44,962
Operating profit before exceptional items (EI)	1,090	965	752	665	11,491	10,173
Profit before tax on continuing operations before EI	1,102	1,034	760	713	11,617	10,900
Net profit for the year	759	331	523	228	8,001	3,489
Earnings per Ordinary Share pre EI	$0.47	$0.42	£0.32	£0.29	SEK4.95	SEK4.43

For the year ended 31 December	2001 $m	2000* $m	2001 £m	2000* £m	2001 SEKm	2000* SEKm
Total Sales	16,480	18,103	11,364	12,484	173,732	190,842
Operating profit before exceptional items (EI)	4,156	4,330	2,866	2,986	43,813	45,647
Profit before tax on continuing operations before EI	4,269	4,110	2,944	2,834	45,004	43,328
Net profit for the year	2,967	2,538	2,046	1,750	31,278	26,756
Basic earnings per Ordinary Share	$1.69	$1.44	£1.17	£0.99	SEK17.82	SEK15.18
Earnings per Ordinary Share pre EI	$1.77	$1.76	£1.22	£1.21	SEK18.66	SEK18.55
Dividend per Ordinary Share	$0.70	$0.70	49.3p	47.4p	SEK7.45	SEK6.59
Net cash inflow from operating activities	3,762	4,183	2,594	2,885	39,659	44,097
(Decrease)/increase in cash	(396)	640	(273)	441	(4,175)	6,747
Shareholders' funds – equity interests 31 December	9,786	9,521	6,748	6,566	103,164	100,370

* includes discontinued operations except for profit before tax on continuing operations before EI.

Sterling (£) and Swedish Kronor equivalents are shown for convenience and have been calculated using the current period end rates of $1=£0.689584 and $1=SEK10.542000, respectively. Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The Group profit and loss account and Group balance sheet set out on pages 9, 10, 11 and 13 are prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain material respects from those generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the Group's 2000 Annual Report and Form 20-F. In the current year, AstraZeneca adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The approximate effects on Group income and *shareholders' equity of the GAAP differences are shown below.*

Income attributable to Shareholders	2001 $m	2000 $m
Net income for the year under UK GAAP	2,967	2,538
Adjustments to conform to US GAAP		
Purchase accounting adjustments, (including goodwill and tangibles);		
- deemed acquisition of Astra		
- amortisation and other acquisition adjustments	(1,514)	(1,756)
- others	-	(20)
Capitalisation, less disposals and amortisation of interest	57	45
Deferred taxation		
- on fair value of Astra	249	284
- others	(259)	(146)
Pension expense	(33)	(50)
Post-retirement benefits/plan amendment	4	4
Software costs capitalised	(10)	98
Restructuring costs	(22)	(97)
Unrealised gains/(losses) on foreign exchange and others	(74)	(35)
Net income before cumulative effect of change in accounting policy	1,365	865
Cumulative effect of change in accounting policy, net of tax, on adoption of SFAS No. 133	32	-
Net income in accordance with US GAAP	1,397	865
Net income from continuing operations	1,397	907
Net income/(loss) from discontinued operations	-	(42)
Net income per Ordinary Share under US GAAP (basic)	$0.79	$0.49
Net income per Ordinary Share under US GAAP (diluted)	$0.79	$0.49

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

Shareholders' equity	31 Dec 2001 $m	31 Dec 2000 $m
Shareholders' equity under UK GAAP	9,786	9,521
Adjustment to conform to US GAAP		
Purchase accounting adjustments, (including goodwill and tangibles);		
- deemed acquisition of Astra		
- goodwill	11,062	12,610
- tangible and intangible fixed assets	8,139	9,510
- others	31	31
Capitalisation, less disposals and amortisation of interest	192	135
Deferred taxation		
- on fair value of Astra	(2,313)	(2,702)
- others	(268)	(278)
Dividend	820	830
Pension expense	(162)	(129)
Post-retirement benefits/plan amendment	(28)	(32)
Software costs capitalised	110	120
Restructuring costs	-	22
Others	33	69
Shareholders' equity in accordance with US GAAP	27,402	29,707

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of First Quarter Results 2002	25 April 2002
Annual General Meeting	25 April 2002
Announcement of Half Year Results 2002	25 July 2002
Announcement of Third Quarter Results 2002	24 October 2002
Annual Business Review	Week commencing 4 November 2002

DIVIDENDS

The record date for the first interim dividend paid on 5 October 2001 (in the UK, Sweden and the US) was 24 August 2001. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 22 August 2001. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2001 payable on 8 April 2002 (in the UK, Sweden and the US) will be 22 February 2002. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 20 February 2002. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	*Announced end of July and paid in October.*
Second interim	Announced in January and paid in April.

TRADE MARKS

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Atacand HCT Atacand Plus Bricanyl Casodex Crestor Diprivan *Faslodex* Imdur *Iressa Losec Marcaine Merrem* Naropin *Nexium* Nolvadex *Oxis* Plendil *Prilosec* Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Xylocaine Zestril Zoladex Zomig Zomig Rapimelt Zomig ZMT

ADDRESSES FOR CORRESPONDENCE

Registrar and *Transfer Office*	**Depositary for ADRs**	**Registered Office**	**Swedish Securities Register Centre**
The AstraZeneca Registrar Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA	Morgan Guaranty Trust Company of New York ADR Service Center PO Box 842006 Boston, MA 02284-2006	15 Stanhope Gate London W1K 1LN	VPC AB Box 7822 S-103 97 Stockholm Sweden
Tel: (0870) 600 3956	Tel: (781) 575 4328	Tel: (020) 7304 5000	Tel: (8) 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Preliminary Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims and exposure to environmental liability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
(Registrant)

Date: 31 JANUARY 2002

By:

(Name: G H R Musker)
(Title: Secretary)